UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                      METROMEDIA INTERNATIONAL GROUP, INC.
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
                         (Title of Class of Securities)

                                   591695-10-1
                                 (CUSIP Number)

                                ARNOLD L. WADLER
             Executive Vice President, Secretary & General Counsel,
                               Metromedia Company
          One Meadowlands Plaza, East Rutherford, New Jersey 07073-2137
                            Tel. No.: (201) 531-8000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  WITH COPY TO:
                              JAMES M. DUBIN, ESQ.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                          New York, New York 10019-6064
                            Tel. No.: (212) 373-3000

                                   May 1, 1997
                     (Date of Event which Requires Filing of
                                 this Statement)

     If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO.  591695-10-1                                PAGE   2   OF   19   PAGES
           ------------------
--------------------------------------------------------------------------------

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             METROMEDIA COMPANY
             62-1293303

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [X]
                                                                         (B)

3      SEC USE ONLY


4      SOURCE OF FUNDS

             n/a

5      CHECK BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    [_]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                      7      SOLE VOTING POWER

      NUMBER OF
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH
                      8      SHARED VOTING POWER

                                 16,473,629 shares, including 7,989,206 shares beneficially owned through Metromedia Company, 4,426,249 shares beneficially owned through Met Telcell, Inc., 3,826,949 shares beneficially owned through a trust and 231,225 shares that may be deemed beneficially owned through membership in a group

                      9      SOLE DISPOSITIVE POWER


                     10      SHARED DISPOSITIVE POWER

                                 16,473,629 shares, including 7,989,206 shares beneficially owned through Metromedia Company, 4,426,249 shares beneficially owned through Met Telcell, Inc., 3,826,949 shares beneficially owned through a trust and 231,225 shares that may be deemed beneficially owned through membership in a group

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             16,473,629 shares, including 7,989,206 shares beneficially owned through Metromedia Company, 4,426,249 shares beneficially owned through Met Telcell, Inc., 3,826,949 shares beneficially owned through a trust and 231,225 shares that may be deemed beneficially owned through membership in a group

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             24.9%

14     TYPE OF REPORTING PERSON

             PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP NO. 591695-10-1                                 PAGE   3   OF   19   PAGES
          ------------------
--------------------------------------------------------------------------------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             JOHN W. KLUGE
             ###-##-####

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [X]
                                                                         (B)

3      SEC USE ONLY


4      SOURCE OF FUNDS

             n/a

5      CHECK BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    [_]



6      CITIZENSHIP OR PLACE OF ORGANIZATION

             U.S.A.

                      7      SOLE VOTING POWER

      NUMBER OF
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH
                      8      SHARED VOTING POWER

                                 16,473,629 shares, including 7,989,206 shares beneficially owned through Metromedia Company, 4,426,249 shares beneficially owned through Met Telcell, Inc., 3,826,949 shares beneficially owned through a trust and 231,225 shares that may be deemed beneficially owned through membership in a group

                      9      SOLE DISPOSITIVE POWER


                     10      SHARED DISPOSITIVE POWER

                                 16,473,629 shares, including 7,989,206 shares beneficially owned through Metromedia Company, 4,426,249 shares beneficially owned through Met Telcell, Inc., 3,826,949 shares beneficially owned through a trust and 231,225 shares that may be deemed beneficially owned through membership in a group

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             16,473,629 shares, including 7,989,206 shares beneficially owned through Metromedia Company, 4,426,249 shares beneficially owned through Met Telcell, Inc., 3,826,949 shares beneficially owned through a trust and 231,225 shares that may be deemed beneficially owned through membership in a group

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             24.9%

14     TYPE OF REPORTING PERSON

             IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP NO. 591695-10-1                                 PAGE   4   OF   19   PAGES
          ----------------------
--------------------------------------------------------------------------------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             STUART SUBOTNICK
             ###-##-####

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [X]
                                                                         (B)


3      SEC USE ONLY


4      SOURCE OF FUNDS

             n/a

5      CHECK BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    [_]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             U.S.A.

                      7      SOLE VOTING POWER

      NUMBER OF
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

                      8      SHARED VOTING POWER

                                 16,473,629 shares, including 7,989,206 shares beneficially owned through Metromedia Company, 4,426,249 shares beneficially owned through Met Telcell, Inc., 3,826,949 shares beneficially owned through a trust and 231,225 shares that may be deemed beneficially owned through membership in a group

                      9      SOLE DISPOSITIVE POWER



                     10      SHARED DISPOSITIVE POWER

                                 16,473,629 shares, including 7,989,206 shares beneficially owned through Metromedia Company, 4,426,249 shares beneficially owned through Met Telcell, Inc., 3,826,949 shares beneficially owned through a trust and 231,225 shares that may be deemed beneficially owned through membership in a group

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             16,473,629 shares, including 7,989,206 shares beneficially owned through Metromedia Company, 4,426,249 shares beneficially owned through Met Telcell, Inc., 3,826,949 shares beneficially owned through a trust and 231,225 shares that may be deemed beneficially owned through membership in a group

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             24.9%

14     TYPE OF REPORTING PERSON

             IN
--------------------------------------------------------------------------------
                                  SCHEDULE 13D

CUSIP NO. 591695-10-1                                 PAGE   5   OF   19   PAGES
          --------------------
--------------------------------------------------------------------------------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             MET TELCELL, INC.
             13-3586875

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [X]
                                                                         (B)

3      SEC USE ONLY


4      SOURCE OF FUNDS

             n/a

5      CHECK BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    [_]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                      7      SOLE VOTING POWER

      NUMBER OF
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

                      8      SHARED VOTING POWER

                                 16,473,629 shares, including 7,989,206 shares beneficially owned through Metromedia Company, 4,426,249 shares beneficially owned through Met Telcell, Inc., 3,826,949 shares beneficially owned through a trust and 231,225 shares that may be deemed beneficially owned through membership in a group

                      9      SOLE DISPOSITIVE POWER


                     10      SHARED DISPOSITIVE POWER

                                 16,473,629 shares, including 7,989,206 shares beneficially owned through Metromedia Company, 4,426,249 shares beneficially owned through Met Telcell, Inc., 3,826,949 shares beneficially owned through a trust and 231,225 shares that may be deemed beneficially owned through membership in a group

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             16,473,629 shares, including 7,989,206 shares beneficially owned through Metromedia Company, 4,426,249 shares beneficially owned through Met Telcell, Inc., 3,826,949 shares beneficially owned through a trust and 231,225 shares that may be deemed beneficially owned through membership in a group

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             24.9%

14     TYPE OF REPORTING PERSON

             IN
--------------------------------------------------------------------------------

ITEM 1.     SECURITY AND ISSUER.
            --------------------

            The undersigned (collectively, the "Metromedia Group") hereby amends the statement on Schedule 13D, dated November 1, 1995 (the "Statement"), filed by the undersigned relating to the common stock, par value $1.00 per share (the "Common Stock"), of Metromedia International Group, Inc., a Delaware corporation (the "Company"), as set forth below. Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Statement.

ITEM 2.     IDENTITY AND BACKGROUND.
            ------------------------

            Item 2 of the Statement is hereby amended to add after the last sentence of each of the paragraphs captioned "Met International" and "MetProductions" the following:

                  Subsequent to the filing of the Statement, each of Met International and MetProductions were liquidated and the shares of Common Stock held by such entities are now held beneficially and of record by Metromedia. All references to shares of Common Stock owned by Met International and MetProductions in the Statement shall be deemed to mean owned by Metromedia.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
            --------------------------------------------------

            Item 3 of the Statement is hereby amended to add after the last sentence of the paragraph captioned "John W. Kluge" the following:

                  An additional 1,221,500 shares of Common Stock were purchased with the personal funds of a trust affiliated with Mr. Kluge (the "Trust") in an aggregate amount of $11,296,831.25.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.
            -------------------------------------

            Item 5(a) of the Statement is hereby amended and restated to read in its entirety as follows:

                  Metromedia
                  ----------

                  Metromedia is the direct owner of 7,989,206 shares of Common Stock and may be deemed the beneficial owner of an additional 8,484,423 shares of Common Stock through its membership in a group of entities under the common ownership and control of Messrs. Kluge and Subotnick, for a total of 16,473,629 shares of Common Stock, representing 24.9% of the outstanding shares of Common Stock.

                  John W. Kluge
                  -------------

                  Mr. Kluge is the beneficial owner of 16,473,629 shares of Common Stock, which figure includes 7,989,206 shares owned by Metromedia, 4,426,249 shares owned by Met Telcell, 3,826,949 shares owned by the Trust and 231,225 shares owned by Mr. Subotnick in joint tenancy, of which Mr. Kluge may be deemed a beneficial owner by virtue of his membership in a group with Mr. Subotnick. This amount constitutes 24.9% of the outstanding shares of Common Stock.

                  Stuart Subotnick
                  ----------------

                  Mr. Subotnick is the beneficial owner of 16,473,629 shares of Common Stock, which figure includes 7,989,206 shares owned by Metromedia, 4,426,249 shares owned by Met Telcell, 231,225 shares owned in joint tenancy and 3,826,949 shares owned by the Trust, of which Mr. Subotnick may be deemed a beneficial owner by virtue of his membership in a group with Mr. Kluge. This amount constitutes 24.9% of the outstanding shares of Common Stock.

                  Met Telcell
                  -----------

                  Met Telcell is the direct owner of 4,426,249 shares of Common Stock and may be deemed the beneficial owner of an additional 12,047,380 shares of Common Stock through its membership in a group of entities under the common ownership and control of Messrs. Kluge and Subotnick, for a total of 16,473,629 shares of Common Stock, representing 24.9% of the outstanding shares of Common Stock.

            Item 5(b) of the Statement is hereby amended by replacing the references to "2,605,448 shares" in the third line of the paragraph captioned "John W. Kluge" and the third line of the paragraph captioned "Stuart Subotnick" with "3,826,949 shares."

            Item 5(c) of the Statement is hereby amended and restated to read in its entirety as follows:

                  Subsequent to the filing of the Statement, Mr. Kluge purchased or otherwise acquired shares of Common Stock on the dates, in the amounts and at the prices set forth on Annex B attached hereto and incorporated by reference herein. All purchases were made in the open market.

ITEM 6.     CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS  OR RELATIONSHIPS  WITH
            --------------------------------------------------------------------
            RESPECT TO SECURITIES OF THE ISSUER.
            ------------------------------------

            Item 6 of the Statement is hereby amended to add the following:

                  In connection with the sale by the Company of certain of its entertainment assets including Orion Pictures Corporation and its direct and indirect subsidiaries (other than Landmark Theater Group and its subsidiaries) to P&F Acquisition Corp., a Delaware corporation and the parent company of Metro-Goldwyn-Mayer Inc., a Delaware corporation (the "Sale"), the members of the Metromedia Group have executed a Stockholders Agreement (a copy of which is attached hereto as Exhibit 2) which provides, in pertinent part, that the members of the Metromedia Group will (i) vote or cause to be voted at the 1997 annual meeting of stockholders of the Company (the "1997 Annual Meeting") all shares of Common Stock beneficially owned by such members in favor of the Sale and (ii) not sell, transfer or otherwise dispose of, such members' shares of Common Stock until the later of September 30, 1997 or 90 days after the date of the 1997 Annual Meeting (as long as such meeting is held before September 30, 1997).

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.
            ---------------------------------

            Item 7 of the Statement is hereby amended to add the following:

                  Exhibit 2: Stockholders Agreement, dated April 27, 1997, by and among the Company, P&F Acquisition Corp. and each of the other parties thereto.

                                  SIGNATURES
                                  ----------

            After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:   May 2, 1997


                                    METROMEDIA COMPANY



                                    By:   /s/ Stuart Subotnick
                                          --------------------
                                          Name:  Stuart Subotnick
                                          Title:  General Partner



                                          /s/  John W. Kluge
                                          ------------------
                                               John W. Kluge



                                          /s/  Stuart Subotnick
                                          ---------------------
                                               Stuart Subotnick


                                    MET TELCELL, INC.



                                    By:   /s/ Stuart Subotnick
                                          --------------------
                                          Name:  Stuart Subotnick
                                          Title: Executive Vice President

                                    ANNEX B




                      Number of Shares      Price Paid
Date of Purchase      of Common Stock       per Share      Total Price Paid
----------------      ---------------      -----------     ----------------
4/29/97                    11,500          $  9            $    103,500.00
4/29/97                   123,300             9               1,109,700.00
4/29/97                    38,500             9 1/16            348,906.25
4/29/97                   135,000             9 1/8           1,231,875.00
4/29/97                   100,000             9 1/4             925,000.00
4/30/97                   234,000             9 1/4           2,164,500.00
4/30/97                     6,000             9 3/16             55,125.00
5/1/97                    347,700             9 1/4           3,216,225.00
5/1/97                      4,000             9 7/16             37,750.00
5/2/97                    129,800             9 1/2           1,233,100.00
5/2/97                     91,700             9 1/2             871,150.00
                       ==========                          ===============
                        1,221,500                          $  11,296,31.25